Exhibit 5.2

[Letterhead of Sullivan & Cromwell LLP]

October 30, 2020

Banc of California, Inc.,

3 MacArthur Place,

Santa Ana, California 92707.

Ladies and Gentlemen:

In connection with the issuance and sale of $85,000,000 principal amount of 4.375% Fixed-to-Floating Rate Notes due 2030 (the “Securities”) of Banc of California, Inc., a Maryland corporation (the “Company”), pursuant to the Underwriting Agreement, dated October 27, 2020, between the Company and Keefe, Bruyette & Woods, Inc., as the Representative of the several Underwriters listed therein, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. The Securities were issued pursuant to an Indenture, dated as of October 30, 2020, as supplemented by the Supplemental Indenture, dated as of October 30, 2020 (together, the “Indenture”), each between the Company and U.S. Bank National Association, as Trustee (the “Trustee”).

Upon the basis of such examination, it is our opinion that, the Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Maryland law, we note that you have received an opinion, dated October 30, 2020, of Silver, Freedman, Taff & Tiernan LLP.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture and the Securities have been duly authorized, executed and delivered by the Company and the Trustee, assumptions which we have not independently verified.

Banc of California, Inc.	-2-

We are expressing no opinion as to any obligations that parties other than the Company may have under or in respect of the Securities, or as to the effect that their performance of such obligations may have upon any of the matters referred to above. Nor are we expressing an opinion as to securities of any persons other than the Company.

We hereby consent to the filing of this opinion as an exhibit to this Current Report on Form 8-K and to the reference to us under the heading “Validity of the Notes” in the Prospectus Supplement relating to the Securities, dated October 27, 2020. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP